UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Harvard Apparatus Regenerative Technology, Inc.

File No. 333-185389 - CF# 29309

_____

Harvard Apparatus Regenerative Technology, Inc. submitted an application under Rule 406 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 11, 2012, as amended.

Based on representations by Harvard Apparatus Regenerative Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through February 15, 2023
Exhibit 10.19	through August 6, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel